FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

July 17, 2006, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company reported on the ongoing regional exploration at its 100% owned Quebrada Perdida project, located some 8 km west of the main Quebrada del Diablo (“QDD”) zone.

The Company has completed the access road to the project and a number of drill pads have now been prepared. Reverse circulation drilling is scheduled to commence in the next week with an initial program of approximately 1,600 m of drilling planned in eight (8) holes. During the road construction phase, additional bedrock was exposed which was sampled. A table highlights the most recent results and is accompanied by an attached map to show locations of samples. It should be noted that the samples consist of channel, grab and silt.

The Company also reported that a recently drilled condemnation hole to the east of the main QDD zone, map attached to news release, has intercepted significant molybdenum mineralization. Hole QDR-266 returned 0.48% Mo over 24 m from 26 to 50 m. This is equivalent to 0.80% MoS2, which is a significant grade.

After receiving this assay the Company reviewed the surface geochemical data base for molybdenum which showed the area to the north-west of this hole returned significant molybdenum values.

Previously drilled molybdenum intersections were also reviewed from the Amelia Inés and Magdalena area with significant intersections recorded in a table included within the news release.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.		Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8		Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777
Item 9.		Date Of Report

DATED at Vancouver, BC, this 17th day of July, 2006.

Viceroy Exploration Ltd.	News Release #2006.16

TSX: VYE
AMEX: XVE

520 – 700 West Pender Street, Vancouver
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Updates Regional Exploration Program at Quebrada Perdida and
Intercepts High Grade Molybdenum in Condemnation Hole at Quebrada del Diablo

Vancouver, British Columbia, July 17, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is very pleased to report on the ongoing regional exploration at its 100% owned Quebrada Perdida project, located some 8 km west of the main Quebrada del Diablo (“QDD”) zone.

The Company has completed the access road to the project and a number of drill pads have now been prepared. Reverse circulation drilling is scheduled to commence in the next week with an initial program of approximately 1,600 m of drilling planned in eight (8) holes.

During the road construction phase, additional bedrock was exposed which was sampled. The following table highlights the most recent results and is accompanied by an attached map (see Figure 1 – Quebrada Perdida) to show locations of samples. It should be noted that the samples consist of channel, grab and silt, with the most impressive result being channel sample 17-1915 which returned over 52 g/t Au over 1.75m in a sandstone unit.

						Length (2)
Sample #	UTM E	UTM N	Au ppb (1)	Cu ppm	Type	(metres)
17-1913	2529062	6713298	1460	68	Channel	1.90
17-1914	2529063	6713298	1230	86	Channel	1.10
17-1915	2529062	6713299	52050	10000	Channel	1.75
17-1916	2529060	6713301	2780	25	Channel	1.50
17-1917	2529060	6713302	730	10000	Channel	2.50
17-1920	2529059	6713309	630	2449	Channel	1.50
17-1776	2529263	6713388	13500	11	Channel	1.90
17-1804	2529217	6713337	3830	5	Grab - Rock
17-1805	2529248	6713388	11890	5	Grab - Rock
17-1806	2529253	6713390	640	154	Grab - Rock
17-1823	2529417	6713311	3750	3402	Grab - Rock
17-1824	2529263	6713211	2130	651	Grab - Rock
17-1825	2529246	6713192	2000	776	Grab - Rock
17-1865	2529072	6713278	620	2156	Grab - Rock
17-1866	2529066	6713284	4630	10000	Grab - Rock
17-1867	2529062	6713278	600	1921	Grab - Rock
45-0336	2529015	6713320	1220	794	Grab - Rock
45-0345	2529079	6713268	11580	745	Grab - Rock
45-0346	2529041	6713268	3700	46	Grab - Rock
45-0348	2529073	6713273	9910	254	Grab - Rock
45-0381	2529016	6713787	720	408	Grab - Rock
47-0148	2529788	6713689	600	296	Grab - Rock
47-0156	2529531	6713703	560	507	Grab - Rock
50-0306	2529246	6713200	2170	1829	Grab - Rock
50-0309	2529310	6713270	1110	11	Grab - Rock
50-0314	2529155	6713221	2270	7	Grab - Rock
50-0335	2529022	6713323	2580	20	Grab - Rock
50-0336	2529033	6713318	770	23	Grab - Rock
50-0337	2529031	6713310	2070	4	Grab - Rock
50-0340	2529107	6713259	6100	213	Grab - Rock

						Length (2)
Sample #	UTM E	UTM N	Au ppb (1)	Cu ppm	Type	(metres)
17-1725	2528974	6713371	5790	76	Grab - Silt
17-1727	2528951	6713296	3780	217	Grab - Silt
45-0329	2528983	6713378	1530	328	Grab - Silt
48-0048	2528660	6712998	4840	227	Grab - Silt
48-0050	2528539	6712846	620	29	Grab - Silt
(1)	1000ppb = 1g/t
(2)	0.5 m width

The results indicate that Quebrada Perdida is a highly prospective target with wide spread surface gold mineralization.

The results of the first phase of drilling are expected in mid-late August 2006.

Molybdenum Intercept

A recently drilled condemnation hole to the east of the main QDD zone (see Figure 2 – Molybdenum Intercept) has intercepted significant molybdenum mineralization. Hole QDR-266 returned 0.48% Mo over 24 m from 26 to 50 m. This is equivalent to 0.80% MoS2, which is a significant grade.

After receiving this assay the Company reviewed the surface geochemical data base for molybdenum which showed the area to the north-west of this hole returned significant molybdenum values (see Figure 2 – Molybdenum Intercept).

Previously drilled molybdenum intersections were also reviewed from the Amelia Inés and Magdalena area with significant intersections recorded in the following table:

Hole	From	To	Width	Mo(ppm)	Mo %	MoS2 % Equiv
QDR-090	4.00	168.00	164.00	353	0.035	0.059
Incl.	4.00	48.00	44.00	360	0.036	0.060
Incl.	68.00	132.00	64.00	446	0.045	0.074
Incl.	152.00	168.00	16.00	528	0.053	0.088
QDR-089	182.00	202.00	20.00	732	0.073	0.122
	223.00	290.00	64.00	843	0.084	0.141
Incl.	230.00	258.00	28.00	1220	0.122	0.204
QD-211	4.50	22.40	17.90	428	0.043	0.071
	36.20	101.90	65.70	893	0.089	0.149
Incl.	36.20	39.30	7.62	2973	0.297	0.496
QDR-177	92.00	142.00	50.00	485	0.049	0.081
Incl.	120.00	134.00	14.00	838	0.084	0.140
QD-193	76.20	97.62	21.42	505	0.051	0.084
	124.88	151.90	27.02	635	0.064	0.106
Incl.	124.88	127.29	2.41	1978	0.198	0.330
	164.08	184.25	20.17	718	0.072	0.120
Incl.	171.80	175.80	4.00	2613	0.261	0.436
QD-188	23.75	45.77	22.02	479	0.048	0.080
	60.70	63.09	2.39	580	0.058	0.097
QDR-103	96.00	108.00	12.00	1034	0.103	0.173
QD-180	4.56	37.61	33.05	324	0.032	0.054
Incl.	4.56	19.23	14.67	488	0.049	0.081
QDR-086	16.00	36.00	20.00	437	0.044	0.073
QDR-091	142.00	154.00	12.00	463	0.046	0.077

Hole	From	To	Width	Mo(ppm)	Mo %	MoS2 % Equiv
QD-207	26.20	29.40	3.20	1671	0.167	0.279
	155.80	166.40	10.60	1911	0.191	0.319
QD-209	15.90	30.70	14.17	439	0.044	0.073
	53.90	61.01	7.11	204	0.020	0.034
QD-217	10.02	22.80	12.78	476	0.048	0.079
	55.64	70.00	14.36	716	0.072	0.119
	202.10	211.20	9.10	378	0.038	0.063
QDR-081	8.00	16.00	8.00	1937	0.194	0.323
QDR-087	80.00	96.00	16.00	467	0.047	0.078
	152.00	180.00	28.00	311	0.031	0.052
QDR-266	22.00	52.00	30.00	3926	0.393	0.655
Incl.	26.00	52.00	24.00	4807	0.481	0.802

Our geochemical data base indicates an area of molybdenum enrichment with a known strike length of 1,800m. None of the above drill holes were targeted to investigate base metal targets or known surface molybdenum mineralization. The zone appears to be on the margin of an intrusive body and is outside of the current gold resource area. Although molybdenum will not be a prime focus for the Company, due to the potential size which is still open-ended, the high values and near surface intersections, the Company will better define the molybdenum target and drill additional holes, as follow-up exploration, when a drill rig is available.

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the expected date of the Company’s proposed AMEX listing, the Company’s expectation that it will successfully transition to a gold producer, the expectation that the AMEX listing will make the Company more accessible to current and prospective investors in the United States, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Report on Form 6-K filed with the Securities and Exchange Commission.

Figure 1 – Quebrada Perdida

Figure 2 – Molybdenum Intercept